SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Consolidated Financial Statements

Net Serviços de Comunicação S.A.

Years ended December 31, 2008, 2007 and 2006
with Report of Independent Registered Public
Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Report on Internal Control over Financial Reporting

The management of Net Serviços de Comunicação S.A. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

As disclosed in notes 1 and 5 of its consolidated financial statements, during the fourth quarter of 2008, the Company acquired 614 Telecomunicações Ltda., 614 TVP Joao Pessoa S.A. and 614 TVT Maceió S.A. (jointly referred as “BIGTV”). As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude BIGTV from this evaluation. BIGTV is a wholly owned subsidiary, which is included in the 2008 consolidated financial statements of Net Serviços de Comunicação S.A. and constituted US$119,264 (4.19%) and US$61,046 (4.92%) of total and net assets, respectively, as of December 31, 2008.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2008 the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young Auditores Independentes, the company’s independent registered public accounting firm, as stated in their report which appears herein.

_________________________________

José Guaraldi Felix

Chief Executive Officer

Date: February 10, 2009

Management’s Report on Internal Control over Financial Reporting

The management of Net Serviços de Comunicação S.A. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

As disclosed in notes 1 and 5 of its consolidated financial statements, during the fourth quarter of 2008, the Company acquired 614 Telecomunicações Ltda., 614 TVP Joao Pessoa S.A. and 614 TVT Maceió S.A. (jointly referred as “BIGTV”). As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude BIGTV from this evaluation. BIGTV is a wholly owned subsidiary, which is included in the 2008 consolidated financial statements of Net Serviços de Comunicação S.A. and constituted US$119,264 (4.19%) and US$61,046 (4.92%) of total and net assets, respectively, as of December 31, 2008.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2008 the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young Auditores Independentes, the company’s independent registered public accounting firm, as stated in their report which appears herein.

_________________________________

José Guaraldi Felix

Chief Executive Officer

Date: February 10, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Net Serviços de Comunicação S.A.

We have audited Net Serviços de Comunicação S.A.’s internal control over financial reporting, as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (the COSO criteria). Net Serviços de Comunicação S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 614 Telecomunicações Ltda., 614 TVP Joao Pessoa S.A. and 614 TVT Maceió S.A. (jointly referred as “BIGTV”), which are included in the 2008 consolidated financial statements of Net Serviços de Comunicação S.A. and constituted US$119,264 (4.19%) and US$61,046 (4.92%) of total and net assets, respectively, as of December 31, 2008. Our audit of internal control over financial reporting of Net Serviços de Comunicação S.A. also did not include an evaluation of the internal control over financial reporting of BIGTV.

In our opinion, Net Serviços de Comunicação S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2008 and 2007, and related consolidated statements of income, changes in stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2008 of Net Serviços de Comunicação S.A. and our report dated February 10, 2009 expressed an unqualified opinion thereon.

São Paulo, February 10, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Net Serviços de Comunicação S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2009, expressed an unqualified opinion thereon.

São Paulo, February 10, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson Partner

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(Thousands of United States dollars, except share amounts)

	2008	2007

Assets
Current assets
Cash and cash equivalents	US$ 315,310	US$ 319,063
Short-term investments	-	2,512
Trade accounts receivable, net of allowance for
doubtful accounts of US$16,245 at December 31, 2008
and US$16,803 at December 31, 2007	161,933	181,371
Inventories	26,426	36,107
Deferred income taxes	7,173	36,053
Recoverable income taxes	42,943	25,319
Prepaid expenses	11,565	13,962
Other current assets	5,473	6,894

Total current assets	570,823	621,281

Non-current assets
Property and equipment, net	1,023,839	998,872
Goodwill	814,884	941,922
Intangible assets	292,266	308,575
Deferred income taxes	66,850	127,296
Judicial deposits	47,464	96,574
Recoverable income taxes	21,524	24,151
Other non-current assets	4,306	7,242

Total non-current assets	2,271,133	2,504,632

Total assets	US$ 2,841,956	US$ 3,125,913

	2008	2007

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$ 127,664	US$ 119,979
Accounts payable to programmers	63,508	68,647
Income taxes payable	34,648	20,734
Sales taxes payable	47,166	41,592
Payroll and related charges	68,753	54,846
Current portion of long-term debt	16,567	7,774
Interest payable	9,890	6,153
Deferred revenue	83,431	88,193
Accrued expenses	25,029	1,208
Other liabilities	18,439	13,827

Total current liabilities	495,095	422,953

Non-current liabilities
Long-term debt, less current portion	730,333	620,943
Deferred sign-on, hook-up fee and programming benefits	45,329	30,841
Estimated liability for tax, labor and civil claims and assessments	297,790	379,946
Accrued expenses and other liabilities	33,982	47,523

Total non-current liabilities	1,107,434	1,079,253

Total liabilities	1,602,529	1,502,206

Stockholders’ equity
Preferred stock, no par value, shares authorized, issued
and outstanding (December 31, 2008 – 225,574,263
and December 31, 2007 – 223,120,007)	2,373,572	2,359,660
Common stock, no par value, shares issued and
outstanding (December 31, 2008 – 113,051,524 and
December 31, 2007 – 111,822,137)	987,414	959,641
Additional paid-in capital	38,659	79,188
Accumulated deficit	(1,781,395)	(1,804,601)
Accumulated other comprehensive income (loss)	(378,823)	29,819

Total stockholders’ equity	1,239,427	1,623,707

Total liabilities and stockholders’ equity	US$ 2,841,956	US$ 3,125,913

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2008, 2007 and 2006
(Thousands of United States dollars, except per share and share amounts)

	Years ended December 31,

	2008	2007	2006

Total revenue	US$ 2,674,964	US$ 1,835,911	US$ 1,144,671
Taxes and other deductions from revenues	(641,178)	(415,006)	(243,768)

Net operating revenue	2,033,786	1,420,905	900,903

Programming and other operating costs, excluding depreciation and amortization:
Third party providers	(160,960)	(109,799)	(38,606)
Related parties	(309,257)	(246,863)	(214,098)
Other operating costs	(496,798)	(328,485)	(183,277)
Selling, general and administrative expenses	(522,449)	(345,879)	(227,878)
Depreciation and amortization	(275,722)	(207,188)	(74,985)
Other income (expense)	(10,454)	(7,446)	10,574

Total operating costs and expenses	(1,775,640)	(1,245,660)	(728,270)

Operating income	258,146	175,245	172,633

Other income (expenses):
Monetary indexation, net	(2,303)	(53)	,475
Gain (loss) on exchange rate, net	(117,601)	28,150	8,576
Interest expense	(86,420)	(61,891)	(47,651)
Interest income (including gain on extinguishment of liabilities of
US$32,951 in 2006)	60,931	37,682	56,256
Financial income (expense), net	(15,089)	(35,603)	(26,420)

Total other expenses, net	(160,482)	(31,715)	(8,764)

Income before income taxes	97,664	143,530	163,869

Income taxes benefit (expense)	(74,458)	(21,376)	40,812

Net income	US$ 23,206	US$ 122,154	US$ 204,681

Net earnings per common share basic and diluted	US$ 0.06	US$ 0.36	US$ 0.72

Net earnings per preferred share, basic and diluted	US$ 0.07	US$ 0.40	US$ 0.79

Weighted average number of common shares outstanding	112,947,396	111,721,635	108,768,946

Weighted average number of preferred shares outstanding	225,366,389	205,346,283	159,536,115

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME Years ended December 31, 2008, 2007 and 2006 (Thousands of United States dollars, except share amounts)

						Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive gain (loss) - only CTA
	Number of shares issued		Capital stock

	Preferred	Common	Preferred	Common	Total				Total

Balance at December 31, 2005	155,982,571	107,548,340	US$ 1,659,711	US$ 920,514	US$ 2,580,225	US$ 140,222	US$ (2,131,436)	US$ (224,022)	US$ 364,989

Exchange of tax benefit contributed by stockholders for
shares May 18, 2006	2,571,494	1,771,730	18,786	12,944	31,730	(31,730)	-	-	-

Tax benefit contributed by stockholders	-	-	-	-	-	(2,023)	-	-	(2,023)

Issuance of shares on November 29, 2006	-	1,346,784	-	13,627	13,627	-	-	-	13,627

Issuance of shares on November 30, 2006	23,010,140	-	226,379	-	226,379	-	-	-	226,379

Issuance of shares on December 4, 2006	-	8,929	-	90	90	-	-	-	90

Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	31,314	31,314

Net income for the year	-	-	-	-	-	-	204,681	-	204,681

Balance at December 31, 2006	181,564,205	110,675,783	US$ 1,904,876	US$ 947,175	US$ 2,852,051	US$ 106,469	US$ (1,926,755)	US$ (192,708)	US$ 839,057

Exchange of tax benefit contributed by stockholders for
shares February 1, 2007	1,881,774	1,146,354	20,464	12,466	32,930	(32,930)	-	-	-

Issuance of shares for Vivax acquisition on June 11, 2007	39,674,028	-	434,320	-	434,320	-	-	-	434,320

Tax benefit contributed by stockholders	-	-	-	-	-	5,649	-	-	5,649

Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	222,527	222,527

Net income for the year	-	-	-	-	-	-	122,154	-	122,154

Balance at December 31, 2007	223,120,007	111,822,137	US$ 2,359,660	US$ 959,641	US$ 3,319,301	US$ 79,188	US$ (1,804,601)	US$ 29,819	US$ 1,623,707

Exchange of tax benefit contributed by stockholders for
shares January 31, 2008	2,454,256	1,229,387	13,912	27,773	41,685	(41,685)	-	-	-

Tax benefit contributed by stockholders	-	-	-	-	-	1,156	-	-	1,156

Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	(408,642)	(408,642)

Net income for the year	-	-	-	-	-	-	23,206	-	23,206

Balance at December 31, 2008	225,574,263	113,051,524	US$ 2,373,572	US$ 987,414	US$ 3,360,986	US$ 38,659	US$ (1,781,395)	US$ (378,823)	US$ 1,239,427

							2008	2007	2006

				Net income for the year			US$ 23,206	US$ 122,154	US$ 204,681
				Cumulative translation adjustments			US$ (408,642)	222,527	31,314

				Total comprehensive income			US$ (385,436)	US$ 344,681	US$ 235,995

See accompanying notes to consolidated financial statements .

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

	Years ended December 31,

	2008	2007	2006

Operating activities
Net income for the year	US$ 23,206	US$ 122,154	US$ 204,681
Adjustments to reconcile net income to net cash provided by
Operating activities:
Deferred sign-on and hook-up fee revenues	233	821	5,947
Amortization of deferred sign-on and hook-up fee revenues	(2,531)	(4,548)	(18,437)
Equity in results of affiliates	-	(6,785)	(1,613)
Exchange losses, monetary indexation and interest expense, net	217,603	84,835	16,293
Depreciation and amortization	275,722	207,188	74,985
Deferred income taxes	29,302	2,936	(83,703)
Write off and disposal of assets, net	797	1,878	-
Estimated liability for tax, labor and civil claims and assessments	(25,863)	(18,073)	(38,759)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(14,978)	(28,563)	(17,732)
Recoverable income taxes	(25,432)	(7,191)	32,729
Restricted cash	-	-	33,690
Short-term investments	2,747	243,636	(107,261)
Prepaid expenses and other assets	33,275	(1,191)	(1,497)
Accounts payable to suppliers and programmers	42,910	44,963	36,740
Income taxes payable	38,267	6,875	(679)
Payroll and related charges	42,779	10,782	12,671
Sales taxes, accrued expenses and other liabilities	48,298	3,647	41,401

Net cash provided by operating activities	686,335	663,364	189,456

Investing activities
Acquisition of property and equipment	(529,834)	(406,384)	(235,634)
Acquisition of investments	(167,972)	(3,703)	(1,952)
Proceeds from sale of equipment	1,239	6,679	13,886
Net cash acquired from acquisition of subsidiaries	4,413	58,426	-

Net cash used in investing activities	(692,154)	(344,982)	(223,700)

Financing activities
Issuances of short-term debt	-	1,199	2,383
Repayments of short-term debt	(83,562)	(61,524)	(201,103)
Issuances of long-term debt	50,524	50,699	421,406
Issuances of related party debt	200,000	-	-
Repayments of long-term debt	-	(28,330)	(216,954)
Capital contributions in cash	-	-	13,811

Net cash provided (used) in financing activities	166,962	(37,956)	19,543

Effect of exchange rate changes on cash and cash equivalents	(164,896)	26,811	2,662

Net increase (decrease) in cash and cash equivalents	(3,753)	307,237	(12,039)
Cash and cash equivalents at beginning of the year	319,063	11,826	23,865

Cash and cash equivalents at end of the year	US$ 315,310	US$ 319,063	US$ 11,826

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 47,356	US$ 25,964	US$ 18,378
Cash paid for interest	US$ 75,993	US$ 48,413	US$ 47,999
Shares issued in connection with the acquisition of Vivax	US$ -	US$ 434,320	US$ 226,379
Exchange of tax benefit contributed by shareholder for shares	US$ 40,529	US$ 27,281	US$ 29,707

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

1. Operations

Net Serviços de Comunicação S.A. is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”, and is the leading cable television Multiple System Operator (MSO) in Brazil. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo and Madrid Stock Exchanges, and its American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provide voice service under the “NET FONE VIA EMBRATEL” brand name.

Acquisitions

On December 29, 2008, the Company consummated the acquisition of 100% of the shares and quotas of the companies which have operations in the Pay-TV and Broadband Internet market under the “BIGTV” brand (“BIGTV Companies”) as announced on December 21, 2007.

On November 1, 2007 the Company acquired the remaining 50% ownership of Net Jundiaí Ltda., formerly TV Cabo e Comunicações de Jundiaí S.A. (Net Jundiaí), previously a jointly controlled entity and on December 18, 2007 the Company acquired the remaining 40% minority interest of TV Cabo Criciúma Ltda. (Net Criciúma).

On October 11, 2006, the Company acquired a 36.7% minority interest of Vivax. On June 11, 2007, following the regulatory approval granted by the Brazilian National Telecommunications Agency (ANATEL), the Company acquired the remaining outstanding shares of Vivax.

Proposed acquisition subject to regulatory approval

As discussed in Note 16, on August 29, 2008, the Company entered into a purchase agreement with EDP – Energias do Brasil S.A. to acquire the controlling interest in ESC90 Telecomunicações Ltda. a pay TV and broadband provider in the cities of Vitória and Vila Velha, Espírito Santo State in Brazil. This acquisition is subject to regulatory approval of the National Telecommunications Agency – ANATEL.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

1. Operations (Continued)

The Company holds the following direct and indirect subsidiaries and equity investee in ownership percentages in December 31:

	2008		2007

	Direct	Indirect	Direct	Indirect

Consolidated entities
Net Belo Horizonte Ltda.	-	100.00	-	100.00
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos Ltda.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participação Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	9.06	90.94	9.06	90.94
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiânia Ltda.	-	100.00	-	100.00
Net Ribeirão Preto Ltda.	12.07	87.93	12.07	87.93
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Florianópolis Ltda.	78.14	21.86	78.14	21.86
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciúma Ltda.	40.00	60.00	40.00	60.00
Net Londrina Ltda.	86.45	13.55	86.45	13.55
Net Jundiaí Ltda. (formerly TV Cabo e Comunicações de
Jundiai Ltda.) (*)	-	-	100.00	-
Vivax Ltda. (formerly Vivax S.A.)	100.00	-	100.00	-
Cable operating subsidiaries under Vivax Ltda. :
Horizon Line Brasil Ltda. (“HLB”)	8.18	91.82	8.18	91.82
Jacareí Cabo S.A.	-	83.00	-	83.00
Canbras TVA Cabo Ltda.	-	100.00	-	100.00
TV Mogno Ltda.	-	100.00	-	100.00
TV Eucalipto Ltda.	-	100.00	-	100.00
614 TVH Vale Ltda. (“TVH”)	-	100.00	-	100.00
614 Telecomunicações Ltda. (formerly BIG TV)	100.00	-	-	-
Cable operating subsidiaries under 614 Telecomunicações Ltda:
614 Serviços de Internet Maceió Ltda.	-	100.00	-	-
614 TVT Maceió S.A.	50.00	50.00	-	-
614 Seviços de Internet João Pessoa Ltda.	-	100.00	-	-
614 TVP João Pessoa S.A.	50.00	50.00	-	-
614 Interior Linha S.A.	-	100.00	-	-
Zerelda Participações Ltda.	-	100.00	-	-
TV a Cabo Guarapuava Ltda.	-	100.00	-	-
TV Jacarandá Ltda.	-	100.00	-	-
TV a Cabo Cascavél Ltda.	-	100.00	-	-
EBS Empresa Brasileira de Sinais Ltda.	-	100.00	-	-
TVC Oeste Paulista Ltda.	-	100.00	-	-
614 TVG Guarulhos S.A.	-	100.00	-	-

(*) As part of its ongoing corporate restructuring plan, Net Jundiai Ltda. was merged into Net Serviços de Comunicação S.A..

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

2. Basis of Presentation

The consolidated financial statements of Net Serviços, have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), using the US dollar as the reporting currency.

The accounting principles adopted under USGAAP differ in certain respects from those required under Brazilian GAAP (BRGAAP), used to prepare the statutory financial statements as filed with the “Comissão de Valores Mobiliários” (Brazilian Securities Commission or “CVM”).

The accounts of the Company are maintained in Brazilian reais, which have been translated into US dollars in accordance with Statement of Financial Accounting Standards “SFAS” 52 “Foreign Currency Translation” using the Brazilian real (R$) as the functional currency. The assets and liabilities are translated from reais to US dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the Cumulative Translation Adjustments (CTA) component of stockholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in SFAS 130 “Reporting Comprehensive Income”.

The Brazilian real depreciated 31.94% against the US dollar during the year ended December 31, 2008 resulting in an exchange loss of US$119,904 mainly derived from the Company’s long-term dollar denominated debt of US$350,000. Due to the long-term nature of its debt and hedged exposure on short-term US dollar denominated obligations, the Brazilian real devaluation does not have immediate impact on the Company’s liquidity. See note 17 – Financial Instruments.

The exchange rate of the Brazilian real to the US$ was R$2.3370:US$ 1.00 on December 31, 2008, R$1.7713:US$ 1.00 on December 31, 2007. On February 10, 2009 the exchange rate was R$2.2528:US$ 1.00.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

3. Significant Accounting Policies

a) Basis of consolidation

The consolidated financial statements include the accounts of Net Serviços and its subsidiaries and operations. All significant intercompany accounts and transactions have been eliminated in consolidation.

b) Use of estimates

The preparation of consolidated financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from estimates.

c) Revenue recognition

Revenue includes fees from subscription service, connection fees, pay-per-view, high-speed data and phone services. Revenue is recorded in the month the services are provided. The sign-on and hook-up revenue and the related direct selling expenses are deferred and amortized over the estimated average period that subscribers are expected to remain connected to the system.

Deferred revenue includes monthly subscription fees billed in advance, which are recognized as revenues over the rental agreement terms, and advanced rental of our cable plant capacity which is amortized to income over 10-years.

Taxes and other deductions from revenues consist primarily of ICMS value-added tax, ISS municipal tax, PIS-related federal tax, COFINS federal social security tax and FUST and FUNTEL taxes. Such taxes for the years ended 2008, 2007 and 2006 were US$479,213, US$324,272 and US$199,128, respectively.

d) Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and amounted to US$106,030, US$66,349 and US$51,320 for the years ended December 31, 2008, 2007 and 2006, respectively, which are included in selling, general and administrative expenses.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

e) Cash, cash equivalents and short-term investments

The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase as cash equivalents. Excess cash and cash equivalents are invested in short-term, highly liquid money market funds and are classified as short-term investments.

f) Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

g) Inventories

Materials and supplies used in maintenance and repair are stated at the lower of cost (average cost) or market value and reduced by an allowance for obsolescence whenever necessary.

h) Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Cable plant includes amounts capitalized for direct labor, overhead and financial expenses attributed to the construction of the network during the prematurity and construction period phase. Cable plant costs also include hook-up costs and new cable service installations at subscribers’ residences including those of providing high-speed Internet and phone services.

Depreciation of property and equipment is computed using the straight-line method, over estimated economic useful lives.

i) Investments

Investments in which the Company has an ownership interest which gives it the ability to exercise significant influence over the operations of the investee are accounted for using the equity method.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

j) Goodwill and Indefinite and definite-lived Intangible Assets

Indefinite-lived intangible assets, primarily consisting of goodwill and cable operating licenses, are carried at historical value and not amortized. Indefinite-lived intangible assets are reviewed for impairment annually, during the 4th quarter, or more frequently if impairment indicators exist. In accordance with SFAS No.142, “Accounting for Goodwill and Other Intangible Assets”, the impairment analysis compares the estimated fair value of these assets to the related carrying value, and an impairment charge is recorded for any excess of carrying value over estimated fair value. The estimated fair value is based upon consideration of various valuation methodologies, future cash flows and growth rates used in the Company’s budget and business plans, and comparable market analyses.

The definite-lived intangible assets consist of customer lists and internal-use software and are amortized over their useful lives.

k) Impairment of Long-lived Assets

In accordance with Statement of Financial accounting Standards (SFAS) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company records an impairment charge on long-lived assets used in operations, including definite-lived intangible assets, when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows expected to be generated by those assets are less than the carrying amount. Impairment losses, when determined, are measured by comparing the fair value of the asset to its net book value, and recognized in the statement of income.

l) Estimated liability for tax, labor and civil claims and assessment

The Company has established accruals for estimated liabilities for tax, labor and civil claims and assessments that may become payable in the future years as a result of tax inspections by tax authorities. Determination of these accruals, involves considerable judgment on the part of management. The Company is also subject to various claims, legal, civil and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. The Company accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The Company’s judgment is based on the opinion of its legal advisors. Accruals are reviewed and adjusted to account for changes in circumstances such as elapsing of applicable statute of limitations, conclusions of tax inspections or additional exposures identified based on new issues or court decisions. Actual results could differ from estimates.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

m) Income taxes

Income taxes are provided using the liability method prescribed by SFAS 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss carry forwards, and the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statements and the tax basis, determined under enacted tax laws and rates.

Interest and penalties are accrued with the respect to unrecognized tax benefits as a component of interest expense.

The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that deferred tax assets will not be realized. The realization of net operating loss carry forwards acquired in business combinations accounted for using the purchase method of accounting is recorded as a reduction of goodwill. The realization of tax benefits contributed by stockholders, as described in Note 13, is recorded as additional paid-in capital.

n) Derivative contracts

To help mitigate overall foreign currency risk, the Company primarily uses foreign exchange contracts. The Company recognizes all derivative financial instruments as non-hedge transactions. The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial expense, net.

o) Earnings (loss) per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and has preference over common shares upon liquidation; thus, preferred stock is considered not to be a common stock equivalent in sharing loss. Per share calculations reflect the weighted average number of shares outstanding during the period with, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. The Company computed earnings per share in accordance with the provisions of Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two-Class Method under SFAS 128 (Earnings per Share). The EITF consensus on Issue 4 thereto states that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual terms of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

o) Earnings (loss) per share calculations (Continued)

The holder of a participating security would have a contractual obligation to share losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuer.

The Company’s preferred shares do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss excludes the preferred shares.

p) Comprehensive income (loss)

Comprehensive income (loss) is recorded in accordance with SFAS 130 and presented in the consolidated statements of changes in stockholders’ equity and comprehensive income (loss). The comprehensive income (loss) includes the translation adjustments included in the “CTA” component of stockholders’ equity.

q) Business Segment

FASB Statement No. 131 Disclosure about Segments of an Enterprise and Related Information, requires companies to disclose certain information about their reportable operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. The Company provides its entire range of services using the same delivery system and has concluded it has one reportable segment.

r) Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (revised 2007), Business Combinations (SFAS 141(R)), which replaces FASB Statement No. 141, Business Combinations (SFAS 141). SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations, but is broader in scope. It also provides, among other things, new guidance in defining the acquirer in a business combination, determination of the acquisition date, recording a step acquisition, and measurement of value of a non-controlling interest in the acquired company. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

r) Recent Accounting Pronouncements (Continued)

In March 2008, the Financial Accounting Standards Board issued FASB Statement No. 161: Disclosures about Derivative Instruments and Hedging Activities (SFAS 161), an amendment of FASB Statement No. 133 Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Note 17 reflects additional disclosures related to adoption of SFAS 161.

4. Inventories

Inventories are comprised at December 31, as follows:

	2008	2007

Consumable materials	US$ 12,301	20,307
Parts and maintenance materials	14,125	16,896
Allowance for obsolescence	-	(1,096)

	US$ 26,426	36,107

5. Business Combinations

2008 Transactions

On December 29, 2008, the Company acquired for US$163,559 cash, 100% of the outstanding shares and quotas of 614 Telecomunicações Ltda. and its subsidiaries which have operations in the Pay-TV and Broadband Internet market under the “BIGTV” brand (“BIGTV Companies”). The purchase price is subject to adjustment based on the results of an audit of the assets acquired and liabilities assumed. Management expects that any such adjustment will be immaterial. The transaction resulted in the recognition of goodwill in the amount of US$102,513, based on a preliminary estimate of the fair value of the assets acquired and liabilities assumed, which is attributed to expected future profits and is deductible for tax purposes. The assigned value of assets acquired and liabilities assumed will be determined based on ongoing appraisals. The Company incurred acquisition costs of US$2,392, which are included in the purchase price.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

5. Business Combinations(Continued)

2008 Transactions (Continued)

The acquisition has been accounted for using the purchase method and the financial results of BIGTV Companies have been included in the Company’s Consolidated Financial Statements as from December 29, 2008.

BIGTV Companies are Pay-TV and broadband Internet service providers in Brazil, which have operations in 12 cities, in the States of São Paulo (Guarulhos, Valinhos, Botucatu, Jaú, Sertãozinho and Marília), Paraná (Ponta Grossa, Cascavel, Cianorte and Guarapuava), Alagoas (Maceió) and Paraíba (João Pessoa). The acquisition of BIGTV Companies will allow the Company to increase its operational geographical area in the most prosperous areas of the country. Management believes the benefits of the transaction include the opportunity to increase the pay TV revenues by offering content at attractive terms, launching its digital platform in markets covered by BIGTV Companies and strengthening its broadband platform in important markets in the states served by BIGTV Companies. Management also believes the Company will benefit over the medium term through cost reductions and operational and financial synergies and the acquisition will improve its competitive position among current and future competitors.

2007 Transactions

On November 30, 2006, the Company acquired 36.7% minority interest in Vivax, a cable television provider in Brazil. As consideration for this acquisition the Company issued 23,010,140 preferred shares to Horizon Telecom International LLC (HTI), out of which 2,988,032 shares were transferred to minority stockholders of the Company upon their exercise of the preference rights. The purchase price totaled US$227,661 based on the market price of the Company’s preferred shares at the date the transaction was announced.

On June 11, 2007, the Company acquired the remaining 63.3% of the outstanding shares of Vivax in a stock-for-stock transaction. As consideration for this acquisition the Company issued 39,674,028 preferred shares. The purchase price totaled US$434,320 based on the market price of the Company’s preferred shares at the date the transaction was announced. The transaction resulted in the recognition of goodwill in the amount of US$352,234 largely attributed to expected future profits. The Company incurred acquisition costs of US$2,428 which are included in the acquisition price.

The acquisition has been accounted for using the purchase method and the financial results of Vivax have been consolidated in the company’s Consolidated Financial Statements as from June 11, 2007, the date the Company assumed control.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

5. Business Combinations (Continued)

The following table summarizes the fair value of assets acquired and liabilities assumed:

	Vivax	Vivax
	(first step	(second step	BIGTV
	acquisition)	acquisition)	Companies

Assets
Fixed assets	31,969	55,141	36,911
Customer relationship subscribers – intangible	42,398	73,127	34,176
Customer relationship telecom – intangible	4,146	7,152	1,682
Licenses – intangible	56,262	97,040	42,202
Other assets	10,730	5,666	4,293

Total assets acquired	US$ 145,505	US$ 238,126	US$ 119,264

Liabilities
Loans	US$ (41,857)	US$ (72,196)	US$ -
Tax renegotiation installments	(646)	(1,114)	(751)
Contingencies	(21,547)	(37,163)	(15,427)
Other liabilities	(8,310)	(14,332)	(11,958)
Deferred income tax	-	(83,315)	(30,082)

Total liabilities assumed	US$ (72,360)	US$ (208,120)	US$ (58,218)

Net assets acquired	US$ 73,145	US$ 30,006	US$ 61,046
Purchase price net of cash acquired	US$ 228,875	US$ 382,240	163,559

Goodwill	US$ 155,730	US$ 352,234	US$ 102,513

Difference in valuation from preliminary to final	US$ 24,872

Balance as of December 31, 2006	180,602

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

5. Business Combination (Continued)

The following table presents pro-forma unaudited financial information as if the acquisitions of BIGTV Companies, and Vivax had occurred as of the beginning of each period presented. The pro forma financial information is not intended to represent or be indicative of the combined results which would have occurred had the transactions actually been consummated on the date indicated above and should not be taken as representative of the consolidated results of operations which may occur in the future.

	December 31,

	2008	2007

Net Sales	US$ 2,097,819	US$ 1,539,307
Net Income	36,328	131,052
Net income per common share, basic and diluted	US$ 0.10	US$ 0.39
Net income per preferred share, basic and diluted	US$ 0.11	US$ 0.43

On December 18, 2007 the Company acquired the remaining 40% ownership of the previously jointly controlled company TV Cabo Criciúma Ltda. (“Net Criciuma”) for US$1,400 cash and recorded goodwill of US$150. On November 1, 2007, the Company acquired the remaining 50% ownership of the previously jointly controlled Company Net Jundiaí for US$9,156 cash and recorded goodwill of US$1,886. Due to their immateriality, these acquisition have not been included in the previous disclosure.

6. Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired as of the acquisition date.

A summary of changes in the Company’s goodwill during three years in the period ended December 31, 2008 is as follows:

Balance at December 31, 2005	US$ 268,374
Deferred income tax	(664)
Currency translation	25,457
Acquisition of Vivax	180,602

Balance at December 31, 2006	473,769
Goodwill on acquisition of 63.3% remaining of Vivax	352,234
Goodwill on acquisition of Net Jundiai	1,886
Goodwill on acquisitions of Net Criciuma	150
Currency translation	113,883

Balance at December 31, 2007	941,922
Goodwill on acquisitions of Big Companies	102,513
Deferred income tax	(1,546)
Currency translation	(228,005)

Balance at December 31, 2008	US$ 814,884

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

6. Goodwill (Continued)

The deferred income tax amounts represent the tax benefit of the pre-acquisition net operating loss carry forwards of acquired businesses accounted for using the purchase method of accounting, which has the impact of reducing goodwill.

Impairment testing of goodwill

The Company annually evaluates the carrying value of goodwill using a consistent discounted cash flow model. This process involves significant judgmental assumptions and estimates about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on Company’s budget and business plans, as approved by its Board of Directors, as well as on comparable market analyses. The discount rate assumption is based on the weighted average cost of capital (WACC). When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed impaired and the second step of the impairment test is not performed.

If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its carrying amount. If the carrying amount exceeds the implied fair value, an impairment loss is recognized in an amount equal to such excess. The implied fair value of goodwill is determined based on the allocated fair value of the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

The Company’s evaluation of goodwill resulted in no impairment losses for all periods presented.

Goodwill of US$610,477 is deductible for tax purposes.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

7. Recoverable Income Taxes

	2008	2007

Withholding income taxes	US$ 64,467	US$ 49,470
Current portion	(42,943)	(25,319)

Non-current portion	US$ 21,524	US$ 24,151

Recoverable income tax withheld on income earned on financial investments is available to offset income tax payable and other similar taxes. The Company and its cable operating subsidiaries offset recoverable income taxes against payroll tax withheld from employees.

8. Property and Equipment, Net

At December 31, 2008 property and equipment consisted of:

	Useful life revised in 2008 (In years)	December 31, 2008		December 31, 2007

		Cost	Accumulated depreciation	Net book value	Net book value

Cable network	5 – 12	US$ 1,910,432	US$ (1,070,998)	US$ 839,434	US$ 902,715
Data processing equipment	3	186,697	(120,956)	65,741	48,760
Buildings and improvements	10	20,927	(9,452)	11,475	8,029
Fixtures, fittings and installations	10	49,752	(22,238)	27,514	14,407
Vehicles	5	2,538	(1,701)	837	448
Other	5	15,711	(6,704)	9,007	21,700

		2,186,057	(1,232,049)	954,008	996,059
Cable construction materials	5	68,432	(5)	68,427	1,067
Land		1,404	-	1,404	1,746

		US$ 2,255,893	US$ (1,232,054)	US$ 1,023,839	US$ 998,872

Total depreciation expense for property and equipment was US$250,082, US$193,400 and US$74,985 for December 31, 2008, 2007 and 2006, respectively. Accumulated depreciation at December 31, 2007 was US$1,387,085.

In 2007, the Company changed the estimated useful lives of specified items of its cable distribution plant as follows:

	Useful life revised in 2007 (In years)	Useful life before revision (In years)

Description

Cable network	5 - 12	12 - 15
Decoders and cable modem	5	10
Optic fiber	12	15
Leasehold improvements, installations, fixtures and
fittings and other equipment	10	5 – 10
Data processing equipment	3	5

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

8. Property and Equipment, Net (Continued)

This change in estimate resulted in an increase of US$66,417 in depreciation expense and a reduction of US$22,582 in income tax expense for the period ended December 31, 2007. The effect on net income was US$43,835 (US$ 0.39 per common share basic and diluted and US$ 0.20 per preferred share, basic and diluted).

9. Intangible Assets

The carrying amount of Company’s intangible assets and related accumulated amortization is comprised as follows:

	December 31, 2008			December 31, 2007

	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Not subject to amortization
Indefinite life
Cable Television License	US$ 176,916	US$ -	US$ 176,916	US$ 177,738	US$ -	US$ 177,738
Subject to amortization
Definite life
Customer relationship	153,911	(38,561)	115,350	145,448	(14,611)	130,837

	US$ 330,827	US$ (38,561)	US$ 292,266	US$ 323,186	US$ (14,611)	US$ 308,575

The licenses to operate the subscription pay TV services in specified areas are granted by ANATEL. These licenses are granted for a finite period of time and are renewable provided the agreed level of services is provided and the Company complies with the license terms. The weighted-average amortization period of the customer relationship intangible asset is 6 years.

Amortization expense was US$25,518 and US$13,788 for the year ended December 31, 2008 and 2007, respectively.

The estimated future amortization expense for each year is as follows:

Consolidated

2009	US$ 25,652
2010	25,652
2011	25,652
2012	25,652
2013	6,766
2014	5,976

US$ 115,350

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

10. Related Party Transactions

In the normal course of its business the Company engages in financial and commercial transactions with its subsidiaries, its stockholders and companies related to its stockholders.

Globo Comunicação e Participações S.A.

The Company purchases programming from Net Brasil S.A. and Globosat Programadora Ltda., affiliates of Globo Comunicação e Participações S.A..

Empresa Brasileira de Telecomunicações S.A. - Embratel

The Company and Empresa Brasileira de Telecomunicações S.A. “Embratel” jointly offer voice services to the Company’s subscribers under a revenue business model using the Company's bi-directional network. The amounts receivable from Embratel from voice and data services ongoing business transactions are included in trade accounts receivable. Other services acquired from Embratel include: link vírtua, voice channel, fixed telephone and click 21. Transactions with Embratel are at prices believed to be at market conditions.

The balances due to and from related parties as well as revenues and operating costs and expenses are as follows:

Related companies	Assets		Liabilities

	2008	2007	2008	2007

Empresa Brasileira de Telecomunicações
S.A – Embratel	US$ 7,427	18,471	52,218	47,139
Net Brasil S.A	-	-	37,513	40,742
Globosat Programadora Ltda.	86	140	4,477	3,607
Banco Inbursa S.A.	-	-	203,757	-
Editora Globo	-	-	424	-
Other	-	-	431	942

Total	US$ 7,513	18,611	298,820	92,430

Related companies	Service revenues			Operating costs and expenses

	2008	2007	2006	2008	2007	2006

Emp. Brasil. de Telecom. S.A –
Embratel	US$ 149,167	41,091	5,066	(93,613)	(46,161)	(20,386)
Net Brasil S.A	-	-	-	(295,926)	(220,283)	(196,147)
Globosat Programadora Ltda.	1,221	895	-	(13,331)	(25,983)	(18,597)
Banco Inbursa S.A.	-	-	-	(90,715)	-	-
Editora Globo		-	-	(6,992)	-	-
Other	-	45	-	(7,924)	(13,897)	(9,283)

Total	US$ 150,388	42,031	5,066	(508,501)	(306,324)	(244,413)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

11. Debt

Debt is comprised as follows:

		Effective interest rate per year		Outstanding balances as of

				December	December
	Currency	2008	2007	2008	2007

Debentures - 6th public issuance	R$	13.07%	12.73%	US$ 248,181	US$ 327,442
Perpetual Notes	US$	11.75%	11.75%	150,000	150,000
Bank credit notes	R$	13.62%	13.27%	72,743	95,975
FINAME	R$	9.15%	9.15%	75,976	55,300
Banco Inbursa S.A.	US$	9.22%	9.22%	200,000	-

				746,900	628,717
Less current portion				(16,567)	(7,774)

Long-term debt				US$ 730,333	US$ 620,943

Banco Inbursa S.A.

On June 19, 2008 the Company, executed a borrowing arrangement with Banco Inbursa S.A., a Mexican bank which is affiliated with the conglomerate Grupo Carso. Grupo Carso also includes Mexico’s national telephone company Telmex Group, which is an indirect shareholder of the Company. The borrowing is in the amount of US$200,000, which is repayable in 3 annual installments on June 18, 2017, 2018 and 2019, with an interest rate per annum of 7.875%, payable semi-annually, on October 15 and April 15 of each year.

The transaction fee of US$1,414 is recorded in other assets and is being amortized over the life of the agreement.

The Company may, at its option, prepay the borrowing in whole or in part at any time prior to the fifth anniversary of the Closing Date.

The loan is guaranteed by the Company and its subsidiaries and the proceeds will be principally used to finance the BIGTV Companies acquisition and general development of the company.

Debentures program

On December 27, 2006, the Company completed its 6th debenture issuance by offering 58,000 simple debentures, of the nominal book entry, single series, par value, non-secured and subordinated type in the amount of US$271,283 (R$580,000). The costs of issuance of the debentures in the amount of US$2,318, were capitalized and are being amortized over the seven year-term of the debentures.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

11. Debt (Continued)

Debentures program (Continued)

The 6th debenture issuance bears interest at the CDI rate plus 0.7%, payable semi-annually in arrears on June 1 and December 1. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing on December 1, 2010, with the final installment of principal due in December 2013. Subject to an optional prepayment provision, the Company may prepay the debentures at any time, with a premium no greater than 0.50%, which premium shall decrease linearly to zero at its maturity. The 6th debenture issuance has no guarantees but the Company must comply with certain covenants. The Company was in compliance with the agreed covenants as of December 31, 2008.

Perpetual Notes

On November 28, 2006 the Company issued 9.25% guaranteed Perpetual notes (Perpetual notes) amounting to US$150,000. These notes may be redeemed at the option of the Company, in whole but not in part, on any interest payment date on or after November 27, 2009 at 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable. The Company will pay interest quarterly in arrears on each interest payment date of each year commencing February 28, 2007.

The Perpetual Notes are guaranteed by the Company and all its wholly-owned subsidiaries.

Bank Itaú BBA

In connection with the acquisition of Vivax, the Company assumed bank debt in the amount of US$116,174 with Banco Itaú BBA in the form of Bank Credit Notes, subject to interest at the interbank rate (CDI) plus a spread of 1.2% a year, due semi-annually.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

11. Debt (Continued)

Government Agency for Machinery and Equipment Financing – FINAME

The Company obtained asset financing loans with commercial banks under the Government Agency for Machinery and Equipment Financing – FINAME program, in the principal amount of US$ 75,976. These loans bear interest at 3.15% per year plus Long-Term Interest Rate – TJLP, with a principal grace of one year period and five years maturity. The FINAME loans are guaranteed by the digital equipment acquired.

The long-term debt maturities, excluding the perpetual notes, which have no scheduled maturity, are as follows:

Year falling due	Consolidated

2010	82,532
2011	155,275
2012	76,403
2013	66,123
2017-2019	200,000

Total	US$ 580,333

Fair Value of Debt

Based on the level of interest rates prevailing at December 31, 2008 and 2007, the fair value of the Company’s fixed rate debt exceeded its carrying value by US$36,460 and US$2,098 at December 31, 2008 and 2007, respectively. Unrealized gains or losses on the debt do not result in the realization or expenditure of cash and are not recognized for financial reporting purposes unless the debt is retired prior to its maturity.

12. Other Non-Current Liabilities

Other non-current liabilities of US$33,982 (US$47,523 in 2007) related to amounts payable to the “Escritório Central de Arrecadação e Distribuição”, or ECAD, which are under litigation due to several lawsuits filed against the Company and several of our cable operating subsidiaries.

ECAD is an organization which acts as the legal representative of artists and authors in collecting on their behalf the royalties from public broadcast of music. As of December 31, 2008 the Company and its subsidiaries had judicial deposits of US$4,454 (US$30,891 in 2007), corresponding to the total amount under this litigation. During 2008, the justice authorized ECAD to withdraw judicial deposits in the amount of US$26,229 which were used to settle a portion of the liability.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

13. Stockholders’ Equity

The Company is a public corporation incorporated under the laws of Brazil. As of December 31, 2008 the Company had 113,051,524 shares of voting common stock and 225,574,263 shares of preferred stock authorized, issued and outstanding. According to the Company’s by-laws, the capital can be increased up to R$6,500,000 through the issuance of common or preferred shares.

The preferred shares outstanding have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares. In addition, the Bovespa Level 2 of Differentiated Corporate Governance Practices, with which the Company complies, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions and changes in control. The Company’s by-laws require the purchaser to offer to holders of both common and preferred shares 100% of the price paid for each share in the controlling stake.

Stockholders of common and preferred shares are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. The preferred shares carry the right to receive in cash a dividend amount of 10% over the dividend available for distribution on the common shares.

The Company’s local Brazilian Statutory Financial Statements presented a net loss corresponding to US$40,653 for the year ended December 31, 2008 (net income of US$98,375 for the year ended December 31, 2007) and accumulated losses of US$1,330,377 as of December 31, 2008 (US$1,701,627 in 2007).

The Company is controlled by Globo Comunicação e Participações S.A. “Globo”, through GB Empreendimentos e Participações S.A. “GB”, which holds 51% of the common shares of the Company.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

13. Stockholders’ Equity (Continued)

The following table sets forth the ownership and the percentages of the Company’s voting (common) and non-voting Preferred shares at December 31, 2008 and December 31, 2007:

	2008			2007

	Common	Preferred	Total	Common	Preferred	Total

Globo Group:
GB Empreendimentos
e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.5%	-	2.9%	8.6%	-	2.9%
Globo Comunicação e
Participações S.A.	1.9%	0.8%	1.1%	1.7%	-	0.6%
Telmex Group:
GB Empreendimentos
E Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%
Empresa Brasileira de
Telecomunicações S.A.	2.2%	7.5%	5.7%	1.9%	7.1%	5.3%
Embratel Participações
Ltda.	35.8%	5.4%	15.5%	36.2%	5.4%	15.7%
Public Market	0.6%	86.3%	57.8%	0.6%	87.5%	58.5%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares	113,051,524	225,574,263	338,625,787	111,822,137	223,120,007	334,942,144

Until February 1, 2005, the relationship among controlling stockholders of Net Serviços was defined in the stockholders’ agreement entered on July 11, 2002. In 2005, in connection with the Company’s debt restructuring, a series of transactions among shareholders resulted in the celebration of a new shareholders agreement between Globo Comunicação e Participações S.A. and Teléfonos de México, S.A. de C.V. (Telmex).

On April 28, 2006, at the Extraordinary General Meeting, the shareholders approved the reverse split of each common and preferred share lot of 15 shares to 1 share. In conjunction with this reverse split on the preferred shares, the ADR ratio changed from 1 ADR to 10 preferred shares to a new ratio of 1 ADR to 1 preferred share, effective on August 1, 2006. All references to shares and per share amounts have been restated to reflect this reverse split.

On November 29 and December 4, 2006, the Company issued 1,355,713 common shares in the amount of US$13,717 and on November 30, 2006 issued 23,010,140 preferred shares in connection with the acquisition of Vivax.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

13. Stockholders’ Equity (Continued)

As a result of certain ownership reorganization at its controlling stockholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A. With this merger, Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$156,515 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes results in future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years. On May 18, 2006, the Company issued, as compensation for benefits realized, 1,771,730 common and 2,571,494 preferred shares, at a price corresponding to US$7.31 per share totaling US$31,730.

On February 1, 2007, the Company’s Board of Directors approved a capital increase with the subscription of 1,146,354 common and 1,881,774 preferred shares in the amount of US$32,930 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel.

On June 11, 2007, the Company issued 39,674,028 common shares in the amount of US$434,320 in connection with the acquisition of the remaining 63,3% of the outstanding shares of Vivax.

On January 31, 2008, the Company’s Board of Directors approved a capital increase with the subscription of 1,229,387 common and 2,454,256 preferred shares in the amount of US$41,685 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel.

14. Earnings per Share

The following table sets forth the computation of earnings per share for the year ended December 31, 2008, 2007 and 2006 (in thousands, except per share amounts):

	2008	2007	2006

Numerator
Net income	US$23,206	US$122,154	US$204,681

Denominator
Weighted average number of common shares	112,947,396	111,721,635	108,768,946
Weighted average number of preferred shares	225,366,389	205,346,283	159,536,115
10% - Preferred shares	1.10	1.10	1.10
Weighted average number of preferred shares
adjusted	247,903,028	225,880,911	175,489,727

Denominator for basic earnings per share	360,850,423	337,602,546	284,258,672

Basic earnings per common share	US$0.06	US$ 0.36	US$ 0.72
10% - Preferred shares	1.10	1.10	1.10
Basic earnings per preferred share	US$0.07	US$ 0.40	US$ 0.79

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

15. Income Taxes

Income taxes in Brazil include federal income tax and social contribution.

	Years ended December 31,

	2008	2007	2006

Current income taxes	US$ (45,156)	US$ (18,440)	US$ (11,122)
Deferred income taxes	(29,302)	(2,936)	51,934

Income taxes (expense) benefit	US$ (74,458)	US$ (21,376)	US$ 40,812

The statutory rates applicable for federal income tax and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2008, 2007 and 2006. The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	2008	2007	2006

Income before income taxes	US$ 97,664	US$ 143,530	US$ 163,869
Statutory composite tax rate	34.00%	34.00%	34.00%

Taxes expense at statutory rate	(33,206)	(48,800)	(55,715)
Adjustments to derive effective rate:
Income and social tax on permanent differences	69,253	(490)	60,924
Tax benefit of transaction with stockholder	(24,595)	(35,966)	(33,735)
Differences between US GAAP x BR GAAP:
Goodwill and intangible assets	(14,831)	11,472	3,863
Gain on extinguishment of liabilities	-	-	14,095
Others	1,024	(2,695)	6,507
Other	-	-	39
Decrease (increase) in valuation allowance	(72,104)	55,103	44,834

Income tax (expense) credit	US$ (74,459)	US$ (21,376)	US$ 40,812

The net deferred tax assets are comprised as follows:

	2008	2007

Deferred tax assets:

Tax loss carry forwards	US$ 544,647	US$ 680,909
Tax benefit of transaction with stockholder	3,099	35,844
Accrued expenses – not currently deductible	52,320	33,174
Property and equipment	8,241	(20,033)
Other	680	(236)

	608,987	729,658
Deferred tax liabilities:
Deferred hook-up revenue charges	(4,305)	5,987
Tax effects of differences in purchase price allocation	(95,065)	(92,719)

	(99,370)	(86,732)

Net deferred tax assets	509,617	642,926
Valuation allowance	(435,594)	(479,577)

Net deferred tax assets	74,023	163,349
Current	(7,173)	(36,053)

Non-current	US$ 66,850	US$ 127,296

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carry forwards in a given year to 30% of taxable income. At December 31, 2008 and 2007, the Company and its subsidiaries had tax loss carry forwards of US$1,784,841 and US$2,202,323, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

15. Income Taxes (Continued)

The valuation allowance related to the tax loss carry forwards and temporary differences was established for the portions or all of deferred tax assets whose realization cannot be assessed as more likely than not.

The Company has recorded certain income tax liabilities related to unrecognized tax benefits of US$11,259 and US$14,890 at December 31, 2008 and 2007 respectively as part of its estimated liability for tax, labor and civil claims and assessments.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	US$ 9,809

Additions based on tax positions related to the current year	1,962
Settlements	(39)
Currency translation adjustment	3,158

Balance at December 31, 2007	US$ 14,890

Additions based on tax positions related to the current year	195
Settlements	(229)
Currency translation adjustment	(3,597)

Balance at December 31, 2008	US$ 11,259

The Company has recorded US$5,239 of accrued interest and penalties associated with unrecognized tax benefits at December 31, 2008 (US$6,709 in 2007).

The unrecognized tax benefits are described below:

Deductibility of general, selling and interest expenses

The Company is defending a federal tax assessment notice relating to the deductibility of general, selling and interest expenses on income tax returns filed in prior years. Management has recorded estimated losses in the amount of US$6,219 (US$8,093 in 2007).

Net operating losses

Actions have been brought against the Company and some of its subsidiaries relating to amounts allegedly due with respect to the full offsetting of net operating losses obtained prior to the limitation to 30% was established. Management has recorded estimated losses in the amount of US$4,062 (US$5,278 in 2007).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

15. Income Taxes (Continued)

Other

The remaining unrecognized benefits of US$978 (US$1,519 in 2007) correspond to the aggregation of several income tax related assessments on income tax returns filed by our cable operating subsidiaries.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Generally, the tax years 2003 through 2008 remain open and subject to examination by the relevant tax authorities.

16. Commitments and Contingencies

a) Commitments

Rental expense, under cancelable rental agreements, for the corporate office space and use of lamp poles for the years ended December 31, 2008, 2007 and 2006 was US$40,599, US$34,456 and US$24,347, respectively.

Commitment to acquire ESC90

On August 29, 2008, the Company entered into a purchase agreement with EDP – Energias do Brasil S.A. to acquire the controlling interest in ESC90 Telecomunicações Ltda. a pay TV and broadband provider in the cities of Vitória and Vila Velha, Espírito Santo State in Brazil. This acquisition is subject to regulatory approval of the National Telecommunications Agency – ANATEL.

The Company will use cash on hand to fund the acquisition. The preliminary purchase price of US$40,490 is subject to adjustment at the closing date, which is expected to be during the first half 2009.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

16. Commitments and Contingencies (Continued)

b) Contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

The estimated liability for tax, labor and civil claims and assessments is comprised as follows:

	2008	2007

Tax related matters	US$ 262,842	US$ 339,531
Labor related claims	19,985	23,228
Civil related claims	14,963	17,187

Total	US$ 297,790	US$ 379,946

The activity for tax, labor and civil claims and assessments is as follows:

	Labor	Civil	Tax	Total

Balances at December 31, 2006	US$ 8,375	12,213	249,271	269,859
Additions	9,342	3,706	64,800	77,848
Interest	243	274	20,019	20,536
Deletions	3,534	(1,534)	(46,163)	(44,163)
Currency translation adjustment	1,734	2,528	51,604	55,866

Balances at December 31, 2007	23,228	17,187	339,531	379,946
Additions	10,619	5,490	21,967	38,076
Interest	308	111	13,318	13,737
Deletions	(8,546)	(3,664)	(29,788)	(41,998)
Currency translation adjustment	(5,624)	(4,161)	(82,186)	(91,971)

Balances at December 31, 2008	US$ 19,985	14,963	262,842	297,790

The Company and some of its consolidated cable operating subsidiaries provided letters of credit in the amount of US$120,851 (US$130,723 in 2007) to the state and federal tax authorities as collateral for the amounts under litigation.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

16. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregate amount of deposits made related thereto is US$47,464 (US$96,574 in 2007), which is available to offset payments required under ultimate unfavorable court decisions.

The Company is also involved in contingencies relating to tax matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes, in the amount of US$100,476 (US$93,144 in 2007).

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has recorded estimated probable losses arising from these proceedings. Labor claims and assessments expenses are recorded as selling, general and administrative expenses in the income statement.

Civil proceedings arise in the normal course of business and correspond mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has recorded estimated probable losses on civil proceedings. Civil claims and assessments expenses are recorded as selling, general and administrative expenses in the income statement.

Following is a description of the Company’s major indirect tax related matters:

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of approximately US$19,262 (US$32,105 in 2007).

The Company and its subsidiaries have questioned in court, the constitutionality of the legislation that increases the basis of calculation for PIS and COFINS social fund contributions to include financial and other revenues in addition to operating revenues and the increase of the rate. Management has recorded estimated losses arising from this dispute in the amount of US$71,219 (US$91,967 in 2007).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

16. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

The subsidiary Net Rio Ltda. received a tax assessment notice from the State Tax Authority in the amount of US$22,093 (US$29,148 in 2007) relating to the state sales tax (ICMS). The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from November 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the Company has meritorious and substantial defense arguments. Estimated losses related to this assessment amount to US$13,139 (US$16,147 in 2007).

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2008, court deposits and accrued liabilities under litigation amount to US$20,586 (US$23,727 in 2007).

The subsidiary Net Rio Ltda. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has recorded estimated losses arising from this dispute in the amount of US$5,944 (US$3,875 in 2007).

Certain operating subsidiaries were challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscription TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. On January 09, 2008 the Company quit the challenge against the Tax Authorities related to ICMS, surrendering judicial deposits’ in the amount of US$9,944 and reversed the related obligations previously registered, with no impact on the year net the year net loss.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

16. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

The operating subsidiaries Vivax and BIGTV Companies are challenging the taxation of ICMS tax rate on access provider’s revenues and also on other revenues. The Company recorded a provision in the amount of US$36,987 (US$35,620 in December 31, 2007) related to this matter.

In 1999, the Company has requested injunctions for the non-collection of Withholding Tax over hedge gains in the amount of US$7,249 (US$14,007 in 2007). All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not record such potential obligation in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

The subsidiary DR Empresa de Distribuição e Recepção de TV Ltda. is defending itself from a federal tax notice related to divergences in the classification in the table of excise tax incidence applied on imported products. Management has recorded potential losses of US$3,206 (US$3,983 in 2007).

In 2008, the federal tax notice received by the subsidiary Net Rio Ltda. in September 2003, related to interest accrued under the current intercompany accounts was ruled in favor of the Company. As a result, the provision of US$5,719 was reversed.

The subsidiaries Net Rio and Net São Paulo received several fiscal notifications from the National Institute of Social Security (INSS), based on lack of support of payments. The Company provided an amount of US$2,760 (US$3,184 in 2007) related to this matter.

The subsidiary Net São Paulo is the defendant related to three fiscal executions for the Municipality of São Paulo, charging Services Tax (ISS) over hook up fees. The Company provided the amount of US$1,491 (US$1,881 in 2007) related to this matter.

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance, the Company established a reserve of US$60,682 (US$75,465 in 2007) related to these taxes.

The Federal Internal Revenue services has imposed a tax assessment of US$7,358 on the Company’s subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the import Tax or IPI, payment, Reyc did not correctly classify transactions related to the import of the Company’s analog decoders. Reyc filed three lawsuits against the imposition of the tax assessment and is awaiting the lower court’s decision in connection with two of these lawsuits. Reyc has recorded a provision in the amount of US$4,018 (US$5,132 in 2007) to cover any potential losses.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

16. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

The Company’s operating subsidiaries are challenging in court the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. Management believes that the collection of such taxes presents various constitutional and legal irregularities and is not recording reserves related to these taxes.

17. Financial Instruments

a) General

The Company and its subsidiaries are exposed to market risk arising from their operations and use derivative financial instruments to mitigate these risks. The Company’s revenues are substantially generated in Brazilian reais, while the Company has debt, interest and accounts payable to suppliers of equipment and programming denominated in foreign currencies. Therefore these amounts are exposed to exchange rate risk, particularly related to the US Dollar. The fair value of the principal financial assets and liabilities of the Company was determined on the basis of information available in the market and appropriate valuation methods. These assets are managed with a strong focus on protection, security and liquidity. The control policy provides for continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make investments of a speculative nature in derivative or any other risk assets.

The Company has a formal policy for risk management. An active Financial Committee, created to support the Company’s Administration Board, is comprised of one member of each principal stockholder (Globo and Embratel) and one member from management. The Committee oversees the activities related to the Company’s financial investments, debts and management risks, and reports on a periodic basis to the Administration Board.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

17. Financial Instruments (Continued)

b) Market Value

The market value and book value of financial instruments are shown below:

	31/12/2008

	Book	Market
	Value	Value

Liabilities -
Debt – Including Interests
Debentures 6ª issue	250,957	251,829
Perpetual notes	151,409	110,910
Banco Inbursa S.A	203,757	206,612
Bank credit notes	74,185	74,497

Total liabilities	US$ 680,308	643,848

c) Risks that affect the Company and its subsidiaries’ business are as follows:

Foreign exchange rate risk

The Company and subsidiaries’ results are exposed to fluctuations related to the effects of the foreign exchange rates on liabilities denominated in foreign currencies, principally the US dollar. Transactions with certain equipment suppliers are denominated in foreign currencies, principally US dollar. The Company’s income is generated in reais.

The Company’s foreign currency exposure is shown below:

	Consolidated
	2008	2007

Short term:
Interest payable	US$ 5,166	1,410
Accounts payable to foreign suppliers	34,806	14,413
Programming	1,538	1,482

	41,510	17,305
Long term:
Dollar denominated debt:
Perpetual Notes	150,000	150,000
Banco Inbursa loan	200,000	-

Liability exposure	US$ 391,510	167,305

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

17. Financial Instruments (Continued)

In order to manage the risk of the effects of fluctuations of the Brazilian real against the US dollar, the Company entered into non-speculative foreign exchange swap contracts which are further discussed below in Derivative Financial Instruments. The counterparties on these swap contracts are the following banks: Votorantim, HSBC and Santander.

Interest rate risk

The Company and subsidiaries’ results are exposed to fluctuations in the floating interest rates on the financial instruments, and debts with variable interest rates, mainly CDI (Interbank Certificate of Deposit) and TJLP (Long Term Interest Rate).

The Company’s floating interest rate exposure is as follows:

	2008	2007

6th issue debentures	US$ 250,957	330,228
Finame	76,482	55,822
Bank credit notes	74,185	97,466

Liability exposure	US$ 401,624	483,516

Credit risk

The Company maintains cash and cash equivalents with a number of first line financial institutions and does not limit its exposure to one institution in particular, according to its formal policy. The Company has investment funds with conservative profiles, which are represented mainly by units in local fixed-income investment funds, multi-portfolio funds, creditor rights investment funds and others aiming to get better profitability. The assets of the funds are comprised of first line public securities and private securities with low risk ratings, in line with the standards established by the Company. Management believes there is a low risk of default by the counterparties.

The concentration of credit risk in accounts receivable from subscribers is limited by the large number of subscribers who make up its customer base and the balance in the allowance for doubtful accounts is sufficient to provide for estimated collection losses.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

17. Financial Instruments (Continued)

Derivative Financial Instruments

The Company uses derivative financial instruments to mitigate its exposure to exchange risk in accordance with its risk mitigation policies which are implemented by management under the oversight of the Finance Committee and the Administration Council.

The Company only uses foreign exchange derivative instruments to protect a portion of its anticipated capital expenditures that are denominated in US dollars and the payment of interest on US dollar debt. Management has executed foreign currency swap agreements with a notional amount of US$70,400 which fixes the US dollar exposure for the next twelve months related to 88% of interest payable and US$40,000 of equipment to be acquired from foreign suppliers. The Company has no US dollar debt obligations with short or medium term amortization.

The Derivative financial instruments held by the Company are shown below:

	Reference Value		Fair Value
Description	(notional)

	31/12/2008	31/12/2007	31/12/2008	31/12/2007

Swap agreements	US$ 70,400	12,000	438	(2,047)

The net receivable amount of US$438 is recorded as "Other Current Assets " in the balance sheet and during the year ended December 31, 2008 the Company recognized a gain of US$2,711 related to derivative financial instruments which is recorded as other income.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

18. Fair Value Measurements

The Company adopted FASB Statement 157 – Fair Value Measurements, (SFAS 157) on January 1, 2008, which increased the disclosures related to assets and liabilities measured at fair value on a recurring basis.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants.

As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

• Level 1. Observable inputs such as quoted prices in active markets;
• Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
• Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Following is a summary of instruments that are valued at fair value:

Fair Value Measurements at December 31, 2008 Using

	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Description

Derivative instruments
– foreign exchange
swaps contracts	US$438	US$	US$438	US$ -

The foreign exchange swap contracts are derivative instruments which are used to manage the risk of the effects of a major devaluation of the Brazilian real against the US dollar which are inputs, other quoted prices in active markets , that are observable either directly or indirectly.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

19. Benefits to Employees

a) Benefits

The Company and its subsidiaries provide certain fringe benefits, such as: medical and odontological assistance and group life insurance, whose actuarial risks are not taken by the Company. The expenses related to the fringe benefits during the years ended, December 31, 2008, 2007 and 2006 were US$17,517, US$8,308, US$7,409, respectively.

b) Variable compensation

The Company has two complementary compensation plans as described below:

(i) Profit sharing plan (PPR): In accordance with a labor agreement, the Company will remunerate its employees up to 3 monthly wages if the Company achieves its pre-determined performance goals established in accordance with the annual goals approved by the Board of Directors. For a selected number of administrative members, directors and managers the Company has individual agreements based on individual established goals. The main goals for this new plan are focused on reaching a certain target number of base pay TV subscribers – (weight: twenty - five percent), increase in the subscribers of broad band base (weight: twenty - five percent), generation of free cash flow (weight: twenty - five percent), and customer satisfaction (weight: twenty - five percent).

(ii) A retention plan was offered to a selected number of administrative members, directors and managers of the Company, with the objective of retention until at a minimum the end of the year 2008. The expenses related to this plan have been accrued since its inception in 2004 up to December 31, 2008. A new long-term incentive plan was immediately implemented in function of the changes of the goals of the Company, described above, in accordance with the Company’s executive retention plans. Expenses are recognized on the accrual basis and payments are expected to occur in 2009.

The expenses related to variable compensation plans during the years ended December 31, 2008, 2007 and 2006 were US$61,554, US$31,767 and US$14,160, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

20. Supplementary Information

Year ended December 31, 2008

	Balance at beginning of the year	Credits (charges) to expense	Effect of currency variation	Balance at end of the year

Descriptions

Allowance for doubtful accounts	US$ (16,803)	US$ (21,870)	US$ 22,428	US$ (16,245)
Income tax valuation allowance	US$ (479,577)	US$ (72,104)	US$ 116,087	US$ (435,594)

Allowance for inventories’
obsolescence	US$ (1,096)	US$ 1,096	US$ -	US$ -

Year ended December 31, 2007

Allowance for doubtful accounts	US$ (11,618)	US$ (18,180)	US$ 12,995	US$ (16,803)

Income tax valuation allowance	US$ (442,974)	US$ 55,103	US$ (91,706)	US$ (479,577)

Allowance for inventories’
obsolescence	US$ (1,430)	US$ 544	US$ (210)	US$ (1,096)

Year ended December 31, 2006

Allowance for doubtful accounts	US$ (11,253)	US$ (10,829)	US$ 10,464	US$ (11,618)

Income tax valuation allowance	US$ (445,565)	US$ 44,834	US$ (42,243)	US$ (442,974)

Allowance for inventories’
obsolescence	US$ (1,848)	US$ 691	US$ (273)	US$ (1,430)

21. Subsequent Event

On February 10, 2009, the Company’s Board of Directors approved a capital increase with the subscription of 1,408,161 common and 2,816,320 preferred shares in the amount of US$26,178 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel Participações S.A., subject to the non-controlling pre-emptive stockholders rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.